EXHIBITS
EXHIBIT 99.2
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-126726, 333-126726-01) and the Registration Statement on Form S-8 (No. 333-126715) of the Royal Dutch Shell Dividend Access Trust of our report dated March 12, 2008, relating to the Royal Dutch Shell Dividend Access Trust Financial Statements, and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 20-F.
/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London – UK

March 12, 2008
E9     Royal Dutch Shell plc